SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly Held Corporation
CNPJ/MF 33.042.730/0001-04
NIRE nº 3330001159-5

NOTICE OF SECOND CALL
SPECIAL MEETING

The Shareholders of Companhia Siderúrgica Nacional are, hereby, invited to attend the Special Meeting, to be held, in second call, on July 4, 2005, at 11 a.m., at the head offices of the Company, located at Rua São José nº 20 - Grupo 1602, Centro, Rio de Janeiro - RJ, in order to decide about the following Agenda:

1.	Cancellation of 14,849,099 shares currently held in treasury, without corporate capital reduction;

2.	Amendment to Articles 5 and 7 of the By-laws of the Company, in order to reflect the cancellation of the shares mentioned in item 1 above.

The meeting will take place, in this second call, with the presence of any number of Shareholders, as per set forth in Article 135 of Law 6,404/76.

The documentation related to the matter contained in the Agenda will be available for analysis of the Shareholders at the head offices of the Company.

The Shareholders, whose shares are held in custody, are requested to present updated extract provided by the custodian entity, with the respective shareholding participation, and those who intend to be represented by attorney-in-fact are requested to comply with the provisions of Article 126, Paragraph 1st, of Law 6,404/76, with the deposit at the head offices of the Company of the powers-of-attorney with specific powers for representation at the Special Meeting referred in this notice of call, within three (3) working days prior to the date determined for its holding.

Rio de Janeiro, June 24, 2005.

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.